United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

(Amendment No. 0)*

OMB Number 3235-0058		SEC File Number 000-55999			CUSIP Number 41044P106
(Check one):	Form 10-K	Form 20-F	Form 11-K	√	Form 10-Q	Form 10-D	Form N-SAR
Form N-CSR
	For Period Ended:	December 31, 2022
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

________________________________________________________________________________________________________

Part I - Registrant Information

KING RESOURCES, INC.
Full Name of Registrant

_____________________________

Former Name if Applicable

Unit 1813, 18/F, Fo Tan Industrial Centre

26-28 Au Pui Wan Street

Address of Principal Executive Office (Street and Number)

Fo Tan, Hong Kong
City, State and Zip Code

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Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

√	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III – Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Quarterly Report on Form 10-Q for the quarter ended December 31, 2022 (the “10-Q”) within the prescribed time period without unreasonable effort or expense due to the unforeseen delays resulting from the continuing impact of governmental measures targeting the Covid-19 pandemic in Hong Kong. The Registrant will file the 10-Q on or before the fifth calendar day following the prescribed due date.

Part IV - Other Information

1.	Name and telephone number of person to contact in regard to this notification

Fu Wah		+852 3585 8905
(Name)	(Area Code)	(Telephone Number)

2.   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes	√	No

3.	If answer is no, identify report(s).

4.   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	√	No

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5.  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Certain accounting estimates are subject to change when the audit adjustments are finalized. For the quarter ended December 31, 2022 and 2021, the Company generated net revenues of approximately $7,391, as compared to $192,996 for the same period ended December 31, 2021. The Company also incurred operating expenses of approximately $144,817 for the quarter ended December 31, 2022, as compared to $45,813 for the same quarter ended December 31, 2021. For the quarter ended December 31, 2022, other expense was approximately $42,822 as compared to $0 for the same quarter ended December 31, 2021. This resulted in a net loss of approximately $185,957 and $37,089 for the quarter ended December 31, 2022, and 2021, respectively.

KING RESOURCES, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

Date:	February 14, 2023	By /s/	Fu Wah	Title:	Chief Executive Officer and Secretary (Principal Executive)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

Attention

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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